Exhibit 99.1

Valens Semiconductor Launches First-to-Market High-Performance Single-Chip for
Extension of USB3.2 Targeting Videoconferencing, Industrial and Medical Applications

Valens Semiconductor’s VS6320 chipset is designed to seamlessly and efficiently extend USB3.2 Gen1 peripherals

Engineering samples to select customers shipping in fourth quarter 2023

HOD HASHARON, Israel, November 1, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today announced the launch of the VS6320 chipset, a USB3.2 Gen1 extension solution. Valens Semiconductor’s VS6320 provides a high-performance and efficient long-distance single-chip extension solution that addresses a critical need in the global videoconferencing, information technology (IT), industrial and medical markets. As planned, Valens will start shipping engineering samples to select customers in the fourth quarter of 2023, advancing the company’s long-term vision to transform digital experiences worldwide with its extensive product portfolio.

USB3.2 has emerged as the go-to interface for devices used in videoconferencing and IT and is increasingly being used in industrial and medical applications. Customers deploying the highly integrated chipset in their products will benefit from a resilient, long-distance, reduced power consumption, smaller size, and lower-cost solution supporting all USB3.2 Gen1 data transfer types.

“The increasing demand for higher bandwidth for USB peripherals in videoconferencing, IT, industrial and medical applications is driving fast adoption of the USB3.2 standard globally across verticals,” said Gabi Shriki, SVP, Head of Audio-Video at Valens Semiconductor. “Valens Semiconductor’s VS6320 is addressing a significant market need, by extending USB3.2 peripherals efficiently, at much lower cost and power, compared with alternatives. Several Valens Semiconductor customers are already engaged in embedding the VS6320 into their products, and we expect to start ramping revenues during the second half of 2024. I believe Valens Semiconductor is well positioned to capture a substantial share over the coming years also in this new untapped market of high-performance USB extension.”

“Legrand | AV’s global brands work together to leverage emerging technologies like the new VS6320 platform for long-reach USB 3.0 solutions,” said Timothy Troast, VP – Technology & Product Strategy at Legrand | AV. “We’re excited to have the opportunity to add value to this platform for the Audio-Video and IT communities through our C2G and Vaddio portfolios by providing reliable extension of USB 3.2 connections in hybrid classrooms and meeting rooms of all sizes.”

Valens Semiconductor’s VS6320 provides extension of high-performance USB3.2 Gen1 peripherals at up to 100 meters/328 feet over category cable. It supports both USB3 (Superspeed 5Gbps) and USB2 (480Mbps), all types of USB transfer protocols (BULK, ISO, INT, Control), as well as dedicated control signals (UART, GPIO) over category cables. The VS6320 is set to comply with the upcoming HDBaseT-USB3 standard.

Valens Semiconductor’s VS6320 can be leveraged for the extension of USB3 in applications such as high-resolution cameras, storage devices, as well as in recording and streaming devices. For example, in medical applications, it can be used for extending high-quality images from medical cameras to video processing units in surgery rooms, or for robotics-assisted guided surgery systems. Valens Semiconductor will be demonstrating the VS6320 at MEDICA 2023, November 13-16, (Dusseldorf, Germany), Hall 16/J24. To schedule a meeting, contact us through our website.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Margaret Boyce

Financial Profiles, Inc.

US: +1 310-622-8247

Valens@finprofiles.com

SOURCE Valens Semiconductor